

2020 FINANCIALS

CONVESIO, INC
BALANCE SHEETS (UNAUDITED) AS OF DECEMBER 31, 2020

	2020	2019
ASSETS		
Current Assets		
Bank Accounts (Bank of America)	$714,627.62	$405,827.82
Accounts Receivable	$14,121.00	$0.00
Equity Funds Receivable	$0.00	$473,901.00
Total Receivables	$14,121.00	$473,901.00
Total Current Assets	$728,748.62	$879,728.82
Fixed Assets		
Computer Hardware & Software	$3,901.92	$3,901.92
Total Fixed Assets	$3,901.92	$3,901.92
Less: Accumulated Depreciation	($1,059.07)	($390.19)
Total Accumulated Depreciation	($1,059.07)	($390.19)
Net Fixed Assets	$2,842.85	$3,511.73
TOTAL ASSETS	$731,591.47	$883,240.55
LIABILITIES & STOCKHOLDERS EQUITY		
Current Liabilities		
American Express Credit Card Payable	$51,564.30	$0.00
SBA PPP forgivable Loan Payable	$74,700.00	$0.00
WeFunder Equity Funding Fees Payable	$0.00	$42,517.58
Total Current Liabilities	$126,264.30	$42,517.58
Stockholders Equity		
Common stock $0.0001 par value 10,000,000 shares authorized, 6,610,000 and 6,575,000 shares issued, outstanding and vested each as of December 31, 2020 & 2019 respectively.	$66.10	$65.75
Retained Earnings (Deficit)	($459,174.03)	$0.00
Restricted Reg CF Capital	$0.00	$366,401.00
Restricted Reg D Capital	$0.00	$107,500.00
Capital Phase II	$650,000.00	$0.00
Additional Paid In Capital	$1,192,110.16	$825,930.25
Net Income	($777,675.06)	($459,174.03)
Total Stockholders Equity	$605,327.17	$840,722.97
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$731,591.47	$883,240.55

See accompanying notes, which are an integral part of these financial statements

CONVESIO, INC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2020 and December 31, 2019

	2020	2019
Sales	$192,916.39	$13,086.01
Less Refunds	($185.40)	($485.54)
Sales (net)	$192,730.99	$12,600.47
Cost of Goods Sold		
Salaries, Wages & Benefits	$82,275.43	$134,132.35
Contractors	$135,576.35	$30,030.10
Server Fees	$122,480.82	$19,101.33
Other Expenses	$27,122.05	$17,925.60
Software Usage Fees	$10,637.27	$2,614.78
Total Cost of Goods Sold	$378,091.92	$203,804.16
Gross Profit	($185,360.93)	($191,203.69)
Operating Expenses		
Advertising & Marketing	$68,612.88	$15,325.19
Bank Fees	$976.74	$604.65
Business Meals	$0.00	$166.95
Depreciation Expense	$668.88	$390.19
Education & Travel	$7,039.47	$455.57
Insurance	$1,079.13	$0.00
Legal & Accounting	$10,757.46	$0.00
Miscellaneous	$0.00	$436.84
Software	$17,620.92	$0.00
Salaries, Wages & Benefits	$466,227.45	$134,132.42
Sales & Marketing	$33,340.28	$22,453.75
WeFunder Fees (7.5%)	$0.00	$94,004.78
Total Operating Expenses	$606,323.21	$267,970.34
Loss From Operations	($791,684.14)	($459,174.03)
Other Income	$27,169.67	$0.00
Other Expense	$13,160.59	$0.00
Net Other Income	$14,009.08	$0.00
Income Before Income Taxes	($777,675.06)	($459,174.03)
Provision for (Benefit from) Income Tax	$0.00	$0.00
Net Loss	**($777,675.06)**	**($459,174.03)**

See accompanying notes, which are an integral
part of these financial statements

CONVESIO, INC
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (UNAUDITED)

	Common Stock		Additional Paid In Capital	Restricted Capital	REG D Phase II	Accumulated Deficit	Total Stockholders Equity
	Number Of Shares	Amount					
Balance at December 31, 2019	6,575,000	$65.75	$825,930.25	$473,901.00	$ -	($459,174.03)	$840,722.97
Issuance of Common Stock	35,000	$0.35	$0.00	$0.00		$0.00	$0.35
Reg D Capital 4/30/20			$366,179.91				$366,179.91
Capital Phase II 4/30/20					$300,000.00		$300,000.00
Capital Phase II 12/31/20					$350,000.00		$350,000.00
Conversion to Paid In Capital				($473,901.00)			($473,901.00)
Net Income						($777,675.06)	($777,675.06)
Balance at December 31, 2020	6,610,000	$66.10	$1,192,110.16	$0.00	$650,000.00	($1,236,849.09)	$605,327.17

See accompanying notes, which are an integral part of these financial statements

CONVESIO, INC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2020 and December 31, 2019

	2020	2019
Cash Flows from Operating Activities		
Net Loss	($777,675.06)	($459,174.03)
Changes due to increase in Credit Card Payable	$51,564.30	$0.00
Changes due to increase in PPP Loan Payable	$74,700.00	$0.00
Changes due to decrease in Funding Fees Payable	($42,517.58)	$0.00
Changes due to increase in Accounts Receivable	($14,121.00)	$0.00
Changes due to increase in Fixed Assets	$0.00	($3,901.92)
Depreciation	$668.88	$390.19
Net Cash Used in Operating Activities	($707,380.46)	($462,685.76)
Cash Flows from Financing Activities		
Equity Funds Receivable	$0.00	($473,901.00)
Capital Contributions	$1,016,180.26	$46,500.00
REG D-506 C SAFE Capital	$0.00	$93,000.00
REG CF SAFE Capital	$0.00	$1,202,914.58
Net Cash Provided by Financing Activities	$1,016,180.26	$868,513.58
Net Change in Cash & Cash Equivalents	$308,799.80	$405,827.82
Net Change In Cash	$308,799.80	$405,827.82
Cash at Beginning of Period	$405,827.82	$0.00
Cash at End of Period	$714,627.62	$405,827.82

See accompanying notes, which are an integral
part of these financial statements

CONVESIO, INC
Notes to Financial Statements

1 Summary of Significant Accounting Policies:

Nature of Business: Convesio, Inc. (the "Company") was founded on February 12, 2018 in Delaware with the intent of operating a hosting platform as a self-healing, auto scaling, platform-as-a-service, for creating and managing WordPress websites.

Management's Plans: The Company's strategic plan for 2021 and beyond is to focus on expanding the current markets through sales, marketing, and brand awareness. In addition, the Company will continue to invest in product development, customer support, and infrastructure. The Company believes that access to operating capital raised through the just concluded equity crowdfunding offering as well as stockholder contributions will enable the Company to execute its growth plan and continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Accounts Receivable :   The Company's receivables as of December 31, 2020 include funds due from the primary credit card processor (Stripe) as well as funds due from Convesio customers.

Fixed Assets: Fixed assets are recorded at cost when purchased. Depreciation is recorded for fixed assets using the straight-line method over the estimated useful lives of assets. It is the intent of management to utilize shared systems and processes rather that investing valuable capital into tangible fixed assets. No additional assets were purchased during 2020.

2 Going Concern: The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated sufficient revenues or profits. Management has evaluated these conditions and plans to generate revenue and capital as needed to satisfy its capital needs.

The Company's ability to continue is a going concern and is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such resources to produce operating profits.

3 **Stockholders Equity:** Pursuant to its Articles of Incorporation, the Company is authorized to issue up to 10,000,000 shares of common stock at a par value of $0.0001 per share. Each share of common stock entitles the holder to one vote. During 2020, an additional 35,000 shares were issued to an advisor, resulting in total outstanding and issued shares of 6,610,000.